


02021064

SECURITI͟   ͟ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-41803

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___October 1, 2001___ AND ENDING ___September 30, 2002___
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

National Brokerage, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway - 27th Fl.

(No. and Street)

OFFICIAL USE ONLY

FIRM ID. NO.

New York   _N.Y._   _10271_
   (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Jacquiline Jiminez   _212-417-8042_
                                  (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peter D. Willner, C.P.A.

(Name — if individual, state last, first, middle name)

25 Mohegan Trail, Saddle River, NJ   07458
(Address)   (City)   (State)   Zip Code

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

FOR OFFICIAL USE ONLY

DEC 19 2002

THOMSON
FINANCIAL

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
                       contained in this form are not required to respond unless the form displays
                       a currently valid OMB control number.

OATH OR AFFIRMATION

I, _LAWRENCE M. Hoes_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _NATIONAL Brokerage, INC_____, as of _September 30, 2002_ are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

YUET KWAN WONG
Notary Public, State of New York
No. 02WO6064142
Qualified in Queens County
Commission Expires September 17, 2005

_____
Notary Public

_____
Signature

_____President_____
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL BROKERAGE, INC.
(formerly)
SHARPE SECURITIES

COMPARATIVE FINANCIAL STATEMENTS

FOR THE YEARS ENDING

SEPTEMBER 30, 2002 AND 2001

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458

TEL: 201-995-9797
FAX: 201-995-9708

INDEPENDENT AUDITORS REPORT

To the Shareholders
National Brokerage, Inc.

We have audited the accompanying statements of financial condition of NATIONAL
BROKERAGE, INC. as of September 30, 2002 and 2001 and the related statements of
income, changes in stockholders' equity and cash flows for the years then ended that you
are filing pursuant to rule 17a-5 under the Security exchange Act of 1934. These financial
statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those
standards require that we plan and perform the audits to obtain reasonable assurance
about whether the financial statements are free of material misstatement. An audit
includes examining, on a test basis, evidence supporting the amounts and disclosures in the
financial statements. An audit also includes assessing the accounting principles used and
significant estimates made by management, as well as evaluating the overall financial
statement presentation. We believe that our audits provide a reasonable basis for our
opinion.

In our opinion, the financial statements referred to above present fairly, in all material
respects, the financial position of NATIONAL BROKERAGE, INC. as of September 30,
2002 and 2001 and the results of its operations and its cash flows for the years then ended
in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial
statements, taken as a whole. The statement of the computation of the minimum capital
requirements is presented for purpose of additional analysis and is not a required part of
the basic financial statements, but is supplementary information required by rule 17a-5
under the Securities Exchange Act of 1934. Such information has been subjected to the
auditing procedures applied in the examination of the basic financial statements and, in
our opinion, is fairly stated in all material respects in relation to the basic financial
statements taken as a whole.

November 16, 2002
New York, N.Y.   Peter D. Willner, C.P.A.

PETER D. WILLNER
CERTIFIED PUBLIC ACCOUNTANT
25 MOHEGAN TRAIL
SADDLE RIVER, N.J. 07458
TEL: 201-995-9707
FAX: 201-995-9708

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Shareholders
National Brokerage, Inc.

We have examined the financial statements of NATIONAL BROKERAGE, INC. as of
September 30, 2001 and have issued our report thereon dated November 16, 2002. As part
of our examination, we made a study and evaluation of the Company's system of internal
accounting control to the extent we considered necessary to evaluate the system as required
by generally accepted auditing standards and rule 17a-5(g)(1) of the Securities and
Exchange Commission. This study and evaluation included a review of the accounting
system, the internal accounting controls, and the procedures for safeguarding firm assets.

The management of the Company is responsible for establishing and maintaining an
internal control structure and the relevant practices and procedures. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of internal control structures, practices and procedures, and to
assess whether those practices and procedures can be expected to achieve the SEC's
objectives under rule 17a-5(g). Two of the objectives of an internal control structure and
practices and procedures are to provide management with reasonable but not absolute
assurance that assets for which the Company has responsibility are safeguarded against
loss from unauthorized use or disposition, and that transactions are executed in accordance
with management's authorization and recorded properly to permit the preparation of
financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, practices and procedures,
errors or fraud may occur and not be detected. Also, projection of any evaluation of them
to future periods is subject to the risk that they may become inadequate because of changes
in conditions or that the effectiveness of their design and operation may deteriorate. Our
consideration of the internal control structure would not necessarily disclose all matters in
the internal control structure that might be material weaknesses under standards
established by the American Institute of Certified Public Accountants.

A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in rule 17a-5(g)(1) of the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

November 16, 2002
New York, New York

Peter D. Willner, C.P.A.

NATIONAL BROKERAGE, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 302,281	$ 150,578
Receivable from brokers and dealers	205,998	181,246
Total current assets	$ 508,279	$ 331,824
Fixed Assets, Net (note 3)	0	0
Other Assets	25,121	90,311
Total Assets	$ 533,400	$ 422,135
LIABILITIES		
Accounts payable and accrued expenses	$ 49,612	$ 118,821
Total liabilities	$ 49,612	$ 118,821
STOCKHOLDERS' EQUITY (note 4)		
Common Stock, 200 no par shares, authorized,		
100 shares issued and outstanding	$ 76,882	
Paid-in Capital	226,432	
Retained Earnings	180,474	
Total Stockholders' Equity	$ 483,788	0
PARTNERS' CAPITAL (note 4)	0	303,314
Total liabilities and		
partners' capital		$ 422,135
Total liabilities and Stockholders' Equity	$ 533,400	

The accompanying notes are an integral part of these financial statements.

NATIONAL BROKERAGE, INC.

STATEMENT OF INCOME

FOR THE YEARS ENDED

SEPTEMBER 30, 2002 AND 2001

	2002	2001
REVENUES		
Commissions	$ 3,255,694	$ 3,268,484
Total Revenue	$ 3,255,694	3,268,484
EXPENSES		
Employee compensation and benefits	$ 1,499,159	$ 1,397,400
Commissions	658,244	610,695
Regulatory fees	155,092	154,175
Telephone	58,769	73,604
Professional fees	84,254	92,020
Supplies	12,881	10,677
Travel	6,754	11,788
Miscellaneous	143,448	199,255
Stock exchange lease	654,599	614,000
Entertainment	16,863	33,714
Promotional Expenses	46,607	22,908
Total Expenses	$ 3,336,670	$ 3,220,236
Income/ (loss) from operations	$ (80,976)	$ 48,248
Extraordinary Item:		
September 11, 2001 disaster relief grant	261,450	0
Net Income	$ 180,474	$ 48,248
Basic and diluted income per share (note 6)	$ 1,804.74	Not applicable (note 6)

The accompanying notes are an integral part of these financial statements.

NATIONAL BROKERAGE, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND STATEMENT OF CHANGES IN PARTNERS CAPITAL

FOR THE YEARS ENDED

SEPTEMBER 30, 2002 AND 2001

	Common Stock	Paid-in Capital	Retained Earnings	2002	2001
Shareholders' Equity, beginning	$ 76,882	$ 226,432	0	$ 303,314	
Partners Capital, beginning					$ 284,184
Redemption of Capital Interest					(29,118)
Corporate Net Income			$ 180,474	180,474	
Partnership Net Income					48,248
Shareholders' Equity, ending	$ 76,882	$ 226,432	$ 180,474	$ 438,788	
Partners' Capital, ending					$ 303,314

The accompanying notes are an integral part of these financial statements.

NATIONAL BROKERAGE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED
SEPTEMBER 30, 2002 AND 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 180,474	$ 48,248
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase)decrease in operating assets:		
(Increase) decrease in receivables from brokers and dealers	(24,752)	34,058
(Increase)decrease in other assets	65,190	(62,695)
Increase (decrease) in operating liabilities:		
Increase (decrease) in accounts payable and accrued expenses	(69,209)	45,334
Net cash provided by operating activities	$ 151,703	$ 64,945
CAS H FLOWS FROM FINANCING ACTIVITIES:		
(Decrease) in partners' capital	$ 0	$ (29,118)
Net cash (consumed in) financing activities	$ 0	$ (29,118)
NET INCREASE IN CASH AND CASH EQUIVALENTS	$ 151,703	$ 35,827
CASH AND CASH EQUIVALENTS, beginning of year	150,578	114,751
CASH AND CASH EQUIVALENTS, end of year	$ 302,281	$ 150,578

The accompanying notes are an integral part of these financial statements.

NATIONAL BROKERAGE, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED

SEPTEMBER 30, 2002 and 2001

1. ORGANIZATION AND NATURE OF BUSINESS

NATIONAL BROKERAGE, INC., formerly SHARPE SECURITIES, was established in August 1989 as an institutional brokerage service. The company is a member of the New York Stock Exchange.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company is engaged in a single line of business in the securities brokerage industry.

Securities transactions
Securities transactions are recorded on a settlement date basis.

Fixed assets and depreciation
Fixed assets are carried at cost, net of accumulated depreciation. Depreciation of fixed assets is provided on a straight-line basis over the estimated useful lives of the assets. All fixed assets presently in service are fully depreciated.

Cash and cash equivalents
For purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with maturities of less than ninety days, that are not held for sale in the ordinary course of business.

3. FIXED ASSETS

Fixed assets consist of:

	2002	2001
Furniture and equipment, at cost	$8,263	$8,263
Less: Accumulated depreciation	(8,263)	(8,263)
Fixed Assets, net	$ 0	$ 0

NATIONAL BROKERAGE, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED
SEPTEMBER 30, 2002 AND 2001

4. CAPITALIZATION OF THE ENTITY

Shortly after the commencement of the current fiscal year which began on October 1, 2001, the firm was converted from a partnership to a corporation. The comparative balance sheet reflects both the stockholders' equity as of September 30, 2002 (corporate form) and the prior year partnership equity at September 30, 2001.

5. NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission's Uniform net capital rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1 (and the rule of the "applicable" examining authority also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At September 30, 2002, the company had net capital of $ 409,341 which was $ 404,341 in excess of its required net capital of $ 5,000. The company's aggregate indebtedness to net capital was 12%.

6. BASIC AND DILUTED EARNINGS PER SHARE

Basic earnings per share of common stock were computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the year. Diluted earnings per share are the same as basic earnings per share because the company has issued no dilutive potential common shares.

7. COMMITMENTS AND CONTINGENCIES
The company has obligations under an operating lease with initial non-cancelable terms in excess of one year. Aggregate annual rental for office space are approximately as listed below:

Year ending September 30,	Total
2003	$ 48,600
2004	49,500

This lease contains a renewal option and escalation clauses. Rent expense for the fiscal year ended September 30, 2002 aggregated $ 32,400.

NATIONAL BROKERAGE
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
SEPTEMBER 30, 2002

Computation of Net Capital

Total capital from statement of financial condition	$ 483,788
Total non-allowable assets	(74,447)
Net capital	$ 409,341

Computation of Basic Net Capital Requirement

Minimum net capital required by 6 2/3% of $ 49,612	$ 3,307
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 404,341
Excess net capital at 1000%	$ 404,380

Computation of Aggregate Indebtedness

Total A.I. Liabilities	$ 49,612
Percentage of aggregate indebtedness to net capital	12%

A reconciliation with the company's computation of net capital as would have been reported in the unaudited Part IIA of Form X-17A5 was not prepared as there are no material differences between the company's computation of net capital and the computation contained herein.

NATIONAL BROKERAGE, INC.
FINANCIAL STATEMENT AVAILABILITY
PURSUANT TO RULE 418-15
OF THE NEW YORK STOCK EXCHANGE

Pursuant to rule 418-15 of the New York Stock Exchange, these financial statements and operational report has been made or will be made available to all members or allied members of the organization.

_____
Member

_____
Member